EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of TPCO Holding Corp., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2022:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

TPCO US Holding LLC	Delaware

CMG Partners, Inc.	Delaware

Left Coast Ventures, Inc.	Delaware

NC3 Systems (d.b.a. Caliva)	California

Caliva CAMISJ2, Inc. (d.b.a. Deli by Caliva San Jose, Calive)	California

NC6 Systems, Inc.	California